SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June, 2003

CERAMIC INTERNATIONAL, INC.
(Translation of registrant's name into English)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 (Avenida Carlos Pacheco) No. 7200, del Sector 26, C.P. 31060, Chihuahua

Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

ITEMS INCLUDED

1.    On July 16, 2003 Internacional de Ceramica, S. A de C V ("the Company") issued a Press Release concerning its Quarterly Report. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                        INTERNACIONAL DE CERAMICA, S.A. DE C.V.

                                                        By:                Jesus A. Olivas

                                                                           Jesus A. Olivas

                                                                            Chief Financial Officer

Date: July 30, 2003.

INTERCERAMIC

QUARTERLY REPORT

April-June 2003

INTERCERAMIC SECOND QUARTER 2003 RESULTS

The second quarter of 2003 - traditionally the slowest quarter of the year for Interceramic - saw sales increase slightly from the same period in 2002 but not up to the Company's expectations for the quarter. With the North American construction industry retaining continuing strength in the face of the global economic downturn, the markets are extremely competitive with considerable supply of products from producers all over the world for consumers to choose from. The burgeoning supply has made it increasingly tough to differentiate products and grab consumer attention. Our consolidated sales of US $72.2 million for the second quarter of the year were 5.49 percent over second quarter sales of US $68.4 million in 2002, but lower gross margin for the period resulted in gross income for the quarter virtually identical to the same quarter in 2002. For the first six months of the year, consolidated sales are pretty much flat, at US $146.3 million compared to US $145.0 million in the first semester of 2002.

Sales in Mexico for the second quarter were up 7.17 percent from the second quarter of 2002, at US $37.9 million. The amount of product sold by the Company in Mexico in the second quarter increased by 22.64 percent over the second quarter of 2002 with increased sales levels coming both from independent and Company owned distribution. The same basic trend holds true for the first six months of 2003, with Mexican sales of US $79.9 million barely ahead of sales of US $79.6 million, while product sales grew by 16.95 percent over the two respective periods. However, the Company's expectations for sales in Mexico remain much higher, particularly in the better margin products. Much has been invested by the Company in sales and customer service infrastructure over the past year in order to facilitate higher product sales, and our objective for the rest of the year in Mexico is to get the sales levels up to match.

In the International markets second quarter 2003 sales were slightly better than sales in the same period of last year, up 3.69 percent to US $34.3 million from US $33.1 million. Sales for the quarter were also up from the first quarter of the year - 6.69 percent higher - and represent record sales for a quarter in the International markets. For the six months, International sales of US $66.4 million are only 1.59 percent higher than in the first six months of 2002 with the amount of product sold over the first six months of 2003 in the International markets trailing 10.47 percent behind last year.

Even with higher consolidated sales for the second quarter of 2003 over the second quarter of 2002, the increased levels of operating expenses to enable movement of greater product volume through our distribution networks in the United States and Mexico restrained our operating income as sales did not catch up. At US $4.7 million, operating income for the quarter was 26.00 percent behind operating income of US $6.4 million recorded in the same period of last year.

Our EBITDA suffered as well, dipping to US $8.6 million in the second quarter of 2003, 13.81 percent lower than the US $10.0 million of last year. On a six-month basis, operating income of US $11.1 million is 24.78 percent less than operating income of US $14.8 million recorded in the first six months of 2002 and EBITDA of US $18.8 million falling 14.46 percent behind the US $21.9 million in the first six months last year.

While we at Interceramic are disappointed by the results for the quarter, our recent investment in customer service improvements such as the Oracle supply chain management system, increased levels of inventories and our completely revamped tile selection and packaging system gives us an opening to exploit against our competitors even the more distant in Europe and South America. It remains for us to seize the opportunities which present themselves. Peerless customer service remains our primary strategy, but we also keenly understand the need to innovate and differentiate in the crowded and continually evolving markets. We are working on the development of some great new products and look forward to the boost in sales that should follow on the heels of our efforts.

Oscar E. Almeida

Chairman of the Board

Victor D. Almeida

Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

INTERCERAMIC

QUARTERLY REPORT

April-June 2003

Consolidated Sales

(Millions of Nominal Dollars)

                                                            +5%                                                                                    +1%

 68.4                    72.2                                                        145.0             146.3

April-June '02      April-June '03                                         Jan-June '02        Jan-June '03

Operating Income

(Millions of Nominal Dollars

and as a percentage of sales)

                                                            -26%                                                                               -25%

6.4                   4.7                                                    14.8                11.1

April-June '02     April-June '03                                    Jan-June '02      Jan-June '03

EBITA

(Millions of Nominal Dollars

and as a percentage of sales)

                                                      -14%                                                                  -14%

10.0                  8.6                                                     21.9                 18.8

April-June '02    April-June '03                                      Jan-June '02      Jan-June '03

Debt Service                                                            Debt to EBITDA

(Times)                                                                                              (Times)

Last Twelve Months                                                                      Last Twelve Months

INTERCERAMIC

QUARTERLY REPORT

April-June 2003

RELEVANT FINANCIAL INFORMATION                                                                                         April-June '03 vs.      Jan-June '03 vs.
(Thousands of Nominal US Dollars)                                                 April-June '03          Jan-June '03          April-June '02           Jan-June '02

Consolidated Sales	72,152	146,312	5.5%	0.9%
Mexico	37,875	79,907	7.2%	0.4%
International	34,277	66,405	3.7%	1.6%
Consolidated Sq. Meters sold (Thousands)	6,367	13,021	7.9%	4.8%
Sq. Meters sold (Mexico)	3,873	8,086	22.6%	16.9%
Sq. Meters sold (International)	2,494	4,935	(9.1%)	(10.5%)
Sq. Meters produced (Thousands)	5,909	11,708	1.4%	0.1%
EBITDA	8,627	18,768	(13.8%)	(14.5%)
EBITDA/Interest expense (LTM)	5.6	5.6	45.4%	45.4%

INCOME STATEMENT                                                                                                                          April-June '03 vs.      Jan-June '03 vs.
(Thousands of Nominal US Dollars)                                                   April-June '03          Jan-June '03         April-June '02           Jan-June '02

Net Sales	72,152	146,312	5.5%	0.9%
Cost of goods sold	(46,392)	(93,999)	9.1%	4.6%
Gross Income	25,759	52,313	(0.4%)	(5.0%)
Operating Expenses	(21,057)	(41,195)	7.9%	2.2%
Operating Income	4,702	11,118	(26.0%)	(24.8%)
Integral Cost of Financing	958	(2,297)	(109.3%)	(77.5%)
Interest Expense	(1,853)	(3,525)	(36.8%)	(42.5%)
Interest Income	155	333	15.4%	11.0%
Foreign Exchange Gain (Loss)	2,564	(626)	(130.1%)	(90.8%)
Monetary Effect	92	1,522	(90.9%)	(36.8%)
Other Items	46	(928)	(116.3%)	202.9%
Income Tax and Employee Profit Sharing	(1,635)	(3,189)	56.2%	79.0%
Deferred Income Tax	(1,625)	(2,721)	(1.4%)	17.8%
Minority Income	337	949	35.4%	33.9%
Net Majority Income	2,109	1,034	(129.4%)	(292.1%)
Weighted Average Number of Units Outstanding (Thousands)	49,540	50,527	(14.5%)	(12.8%)
EP UNIT (as Waded in the BMV)	0.04	0.02	(134.4%)	(320.2%)
EP ADR (as traded in the NYSE)	0.21	0.10	(134.4%)	(320.2%)

BALANCE SHEET                                                                                                         June '03 vs.
(Thousands of Nominal US Dollars)                                                     June '03                  June '02

Current Assets	131,485	19.3%
Cash Equivalents	9,483	76.8%
Fixed Assets	163,773	0.3%
Other non-current Assets	11,491	21.1%
TOTAL ASSETS	306,749	8.4%
Short-term Bank Debt	34,814	(64.5%)
Other short-term Liabilities	43,673	37.0%
Long-term Bank Debt	91,344	425.5%
Deferred Taxes	34,655	8.2%
Other long-term Liabilities	-	-
TOTAL LIABILITIES	204,486	13.9%
Majority Shareholders Equity	81,869	(2.6%)
Minority Interest	20,393	5.4%
TOTAL SHAREHOLDERS' EQUITY	102,262	(1.1%)

Note: Unless otherwise indicated, all financial information are in accordance with Generally Accepted Accounting Principles in Mexico, and in addition, as a result of changes in Mexican GAAP pursuant to Bulletin B-15, for purposes of clarity. information is also presented in nominal US Dollars dividing the nominal pesos for each month by the applicable average exchange rate for that month.

RELEVANT FINANCIAL INFORMATION                                                                                          April-June '03 vs.          Jan-June '03 vs.
(Thousands of Pesos as of June 2003)                                               April-June '03         Jan.-June '03          April-June '02               Jan-June '02

Consolidated Sales	751,309	1,550,599	5.9%	4.4%
Mexico	394,399	847,128	7.7%	3.9%
International	356,910	703,471	4.1%	4.9%
Consolidated Sq. Meters sold (Thousands)	6,367	13,021	7.9%	4.8%
Sq. Meters sold (Mexico)	3,873	8,086	22.6%	16.9%
Sq. Meters sold (International)	2,494	4,935	(9.1%)	(10.5%)
Sq. Meters produced (Thousands)	5,909	11,708	1.4%	0.1%
EBITDA	89,922	199,191	(13.5%)	(11.4%)
EBITDA/Interest Expense (LTM)	5.6	5.6	45.4%	45.4%

INCOME STATEMENT                                                                                                                           April-June '03 vs.      Jan-June '03 vs.
(Thousands of Pesos as of June 2003)                                               April-June '03         Jan.-June '03          April-June '02           Jan-June '02

Net Sales	751,309	1,550,599	5.9%	4.4%
Cost of goods sold	(483,049)	(995,914)	9.6%	8.1%
Gross Income	268,260	554,685	0.0%	(1.8%)
Operating Expenses	(219,198)	(436,569)	8.4%	5.6%
Operating income	49,062	118,115	(25.8%)	(22.0%)
Integral Cost of Financing	9,537	(26,337)	(108.9%)	(75.2%)
Interest Expense	(19,292)	(37,330)	(36.6%)	(40.6%)
Interest Income	1,606	3,539	15.6%	14.9%
Foreign Exchange Gain (Loss)	26,278	(8,845)	(129.8%)	(87.5%)
Monetary Effect	945	16,300	(90.9%)	(33.6%)
Other Items	491	(10,041)	(116.8%)	215.0%
Income Tax and Employee Profit Sharing	(17,023)	(33,800)	56.4%	84.3%
Deferred Income Tax	(16,898)	(28,550)	(2.7%)	19.0.%
Minority Income	3,545	10,130	36.1%	39.5%
Net Majority Income	21,624	9,258	(129.0%)	(223.8%)
Weighted Average Number of Units Outstanding (Thousands)	49,540	50,527	(14.5%)	(12.8%)
EP UNIT (as traded in the BMV)	0.44	0.18	(133.9%)	(241.9%)
EP ADR (as traded in the NYSE)	2.18	0.92	(133.9%)	(241.9%)

BALANCE SHEET                                                                                                       June 2003 vs.
(Thousands of Pesos as of June 2003)                                                   June '03              June 2002

Current Assets	1,379,276	18.8%
Cash Equivalents	99,474	76.0%
Fixed Assets	1,717,976	(0.2%)
Other non-current Assets	120,541	20.6%
TOTAL ASSETS	3,217,793	7.9%
Short-term Bank Debt	365,200	(64.7%)
Other short-tern Liabilities	458,127	36.4%
Long-term Bank Debt	958,201	423.2%
Deferred Taxes	363,530	7.7%
Other long-term Liabilities	-	-
TOTAL LIABILITIES	2,145,059	13.4%
Majority Shareholders Equity	858,806	(3.1%)
Minority Interest	213,927	4.9%
TOTAL SHAREHOLDERS' EQUITY	1,072,733	(1.6%)

Note: Pursuant to Bulletin B15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from July '02 to June '03 was 5.47% compared to the inflation for the same period of 4.28%.